CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	725,325
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation and amortization		9,056
Changes in operating assets and liabilities:		
Accounts receivable		(19,994)
Other assets		(8,991)
Accounts payable and other accrued liabilities		(1,591)
Net cash provided by operating activities		703,805
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(703,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		805
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		265,584
CASH AND CASH EQUIVALENTS, END OF YEAR	$	266,389

See notes to financial statements.